787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

May 13, 2024

David L. Orlic, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock California Municipal Income Trust

BlackRock Capital Allocation Term Trust

BlackRock ESG Capital Allocation Term Trust

BlackRock Health Sciences Term Trust

BlackRock Innovation and Growth Term Trust

BlackRock MuniHoldings New York Quality Fund, Inc.

BlackRock MuniYield New York Quality Fund, Inc.

BlackRock MuniYield Pennsylvania Quality Fund

BlackRock New York Municipal Income Trust

BlackRock Science and Technology Term Trust

Violations of the Proxy Rules under the Securities Exchange Act of 1934 (the “Exchange Act”) – Posts on X.com by Mr. Boaz Weinstein, certain of which were filed by Saba Capital Management, L.P. with the Securities and Exchange Commission on Schedule 14A

Ladies and Gentlemen:

On behalf of our clients BlackRock California Municipal Income Trust (“BFZ”), BlackRock Capital Allocation Term Trust (“BCAT”), BlackRock ESG Capital Allocation Term Trust (“ECAT”), BlackRock Health Sciences Term Trust (“BMEZ”), BlackRock Innovation and Growth Term Trust (“BIGZ”), BlackRock MuniHoldings New York Quality Fund, Inc. (“MHN”), BlackRock MuniYield New York Quality Fund, Inc. (“MYN”), BlackRock MuniYield Pennsylvania Quality Fund (“MPA”), BlackRock New York Municipal Income Trust (“BNY”) and BlackRock Science and Technology Term Trust (“BSTZ,” and collectively with BFZ, BCAT, ECAT, BMEZ, BIGZ, MHN, MYN, MPA and BNY, the “Funds”), we respectfully bring to the attention of the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) material violations of the Securities Exchange Act of 1934, as amended, and Regulation 14A promulgated thereunder (the “Proxy Rules”), contained in: (1) posts, reposts and reply posts on X.com by Mr. Boaz Weinstein (collectively, the “Posts”), including such Posts filed by Saba Capital Management, L.P. ( “Saba Capital,” and with its affiliates, “Saba”) with the Commission on Schedule 14A on form type DFAN 14A; and (2) the website available at the URL,“heyblackrock.com,” which has been linked in multiple Posts and the content of which has been included in certain filings made by Saba Capital with the Commission on Schedule 14A on form type DFAN 14A (the “Website”). Each of Saba Capital and Mr. Weinstein, the Managing Member of the

BRUSSELS CHICAGO DALLAS FRANKFURT HOUSTON LONDON  LOS ANGELES MILAN

MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

general partner of Saba Capital, is a “participant in a solicitation” (as defined in Rule 14a-101 under the Exchange Act) with respect to each Fund.

As described below, certain Posts and certain statements on the Website violate the Proxy Rules in multiple material respects. We respectfully request that the Staff take action to protect the Funds’ shareholders from the negative impact of such violations and false, misleading, unsubstantiated, incomplete and inaccurate information put forth by Mr. Weinstein and Saba.

I.	Violations of Rule 14a-9 in the Posts

Below, we set out in italicized typeface (certain text bolded for emphasis) examples of relevant portions of Posts that violate Rule 14a-9 of the Proxy Rules. We have also included explanations of how such Posts violate Rule 14a-9.

1.

“Shareholders in the 10 @BlackRock funds in question stand to make $1.4 billion profit if given the same liquidity that investors in BlackRock ETFs and Mutual Funds get everyday (sic). NAV.” – Post on May 3, 2024 (see Exhibit A)

The above statement, along with statements in multiple other Posts (all of which are set out on Exhibit A), claim that Fund shareholders would earn or gain “$1.4 billion” if they were offered the opportunity to exit the Funds at net asset value (“NAV”). These statements indicate that shareholders would realize the full amount of the Funds’ discounts to NAV if the Funds were to liquidate, which is false and misleading. As closed-end funds, the Funds are not limited in the amount of illiquid investments they may hold. Many of the Funds hold a significant portion of their assets in illiquid investments. If these Funds were to liquidate and distribute cash to shareholders, they would be required to sell a large portion of their portfolio holdings at potentially inopportune times and disadvantageous prices.1 The Funds would also bear significant transaction costs in a forced liquidation of portfolio holdings and in connection with the redemption of their preferred shares and unwinding of tender option bonds. Thus, contrary to Mr. Weinstein’s false and misleading Posts, shareholders do not “stand to make $1.4 billion profit” if the Funds were to liquidate.

2.

“Our recent federal lawsuit is to invalidate @BlackRock counting non-voters as votes for BlackRock! You can’t make this stuff up! Just outrageous and makes it impossible for shareholders to vote for change.” – Post on May 2, 2024 (see Exhibit B)

The above-referenced Post, which appears to reference a recent lawsuit filed by Saba Capital against ECAT, contains multiple false and misleading statements in violation of Rule 14a-9. The statement that ECAT “[counts] non-voters as votes for BlackRock” is patently false. ECAT’s bylaws contain a provision that requires a majority of outstanding shares to elect trustees in a contested election. As disclosed in ECAT’s definitive proxy statement filed with the Commission on April 25, 2024, abstentions and broker non-votes, if any, with respect to the election of trustees at ECAT’s 2024 annual meeting of shareholders will have the same effect as a vote against a nominee, not for a board nominee as Mr. Weinstein claims in the Post.

The statement that it is “impossible for shareholders to vote for change” is also false. As ECAT is subject to the Investment Company Act of 1940, as amended (the “1940 Act”), its shareholders are entitled to equal voting rights, and a majority of ECAT’s shareholders can vote to elect the trustees of their choosing.

1 See Note (a) to Rule 14a-9 of the Proxy Rules.

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

3.

“Exhibit A is $BIGZ. It lost 53% since its 2021 IPO. Almost 1/3rd of the loss is from the discount to NAV. The fund underperformed its benchmark by a shameful 45% but BlackRock continues to stymie shareholders who want out from getting NAV.” – Post on May 3, 2024 (see Exhibit A)

The above statement is false and misleading. Neither BlackRock nor BIGZ has ever or “continues to stymie shareholders who want out from getting NAV.” As a closed-end fund, BIGZ does not issue redeemable securities and is operating in accordance with the 1940 Act and its governing documents. Under BIGZ’s Agreement and Declaration of Trust, shareholders have the opportunity to receive NAV for their shares at the end of BIGZ’s 12-year term.

4.	“Since 2014 Saba has fixed dozens of funds exactly as we propose to do here.” – Post on May 3, 2024 (see Exhibit A)

This statement is unsubstantiated, false and misleading. Saba provides no support as to how it has “fixed” any, let alone “dozens”, of funds. Further, Saba has not proposed to “fix” any of the Funds. It has proposed nominees for election to the board of directors or trustees of the Funds, as applicable, and proposals to terminate the investment management agreements for certain of the Funds.

5.	“If the 10 @blackrock funds below offered investors an exit at NAV – which is what Saba nominees propose if elected – all shareholders would earn $1.4 billion.” – Post on May 3, 2024 (see Exhibit A)

This statement is extremely misleading and false. The nominees proposed by Saba have not “proposed” to investors “an exit at NAV,” nor for that matter has Saba submitted such proposal to the Funds. Further, the Saba nominees are not currently in a position to commit, if elected, to making a proposal with respect to the Funds. If elected, the Saba nominees would be required to consider any proposal with respect to the Funds in a manner consistent with their fiduciary duties. Additionally, even if all Saba nominees are elected, the Saba nominees would only constitute a majority of the board of trustees, and thus be able to unilaterally approve actions on behalf of the board, for ECAT, BIGZ and MPA, not “the 10 @blackrock funds” referenced in the statement. Finally, even in the event that a Fund’s board approves an “exit at NAV” proposed by the Saba nominees, shareholder approval would still be required. Each of these is a substantial contingency between a Saba nominee proposing an exit at NAV (which none has, to our knowledge) and an investor being able to exit at NAV, and their omission renders this statement extremely misleading.

In addition, as discussed above in 1., the statement indicating that shareholders would “earn $1.4 billion” is false and misleading.

6.

“When you open a brokerage account, you’re asked if you want to be contacted in the case of a contested election. @BlackRock last year and this year withheld sending us the contact info! You cannot make this stuff up! BlackRock, aren’t you embarrassed?” – Post on May 3, 2024 (see Exhibit C)

This statement is false. Neither BlackRock nor the Funds have “withheld” contact information, but rather have provided or are in the process of providing Saba and Mr. Weinstein with all shareholder records required to be provided under the Funds’ governing documents and/or applicable law in response to proper requests from Saba and/or Mr. Weinstein.

7.	“I love the subtext in B-Rock’s response: ‘He’s coming after our fee machine…and, Saba could displace us as managers of our funds. The nerve!’” – Post on May 3, 2024 (see Exhibit D)

This statement is false, as well as misleading as it impugns BlackRock’s “character, integrity [and] personal reputation” and “makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”2

2 See Note (b) to Rule 14a-9 of the Proxy Rules.

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

8.

“The silence is deafening – it’s a fact that Saba’s proposal to give shareholders an exit at NAV will produce a gain across 10s of thousands of small investors and everyone in between, of 1.4 billion!!” – Post on May 3, 2024 (see Exhibit B)

This statement is false and misleading for the reasons already discussed above in 1. and 5.

9.	“@BlackRock and Larry Fink shit the bed with their horrendous management and the awful performance of their pathetic closed-end funds.” – Post on May 3, 2024 (see Exhibit E)

This statement is false, as well as misleading as it impugns the “character, integrity [and] personal reputation” of BlackRock, its CEO and the Funds without factual foundation.3

10.

“… it lays bare how badly @BlackRock funds have performed in the past 3 years and also how deceitful they have been with the @business reporters and their shareholders. To both, they bragged about $BIGZs last 16 month performance, and kept a straight face… and then go on a campaign to obfuscate the truth is a trifecta of shame.” – Post on May 4, 2024 (see Exhibit A)

These statements are misleading as they impugn the “character, integrity [and] personal reputation” of the Funds without factual foundation.4

11.

“… you’ll be shocked how @BlackRock entrenched themselves and disenfranchised shareholders. Moreover, they’ve given their hand-picked board a terrible conflict of interest by paying them to be on 70 of their boards at the same time.” – Post on May 4, 2024 (see Exhibit F)

These statements are unsubstantiated, false and misleading. Saba provides no factual basis as to how BlackRock has “entrenched themselves and disenfranchised shareholders.” The statement alleging that the board members of the Funds are “hand-picked” is misleading. All of the current directors or trustees of the Funds have been elected by shareholders, not “hand-picked” by BlackRock. In addition, as required by Rule 0-1 under the 1940 Act, all of the independent directors and trustees were selected and nominated by the other independent directors and trustees, not “hand-picked” by BlackRock.

The claim that the board has a “terrible conflict of interest by [BlackRock] paying them to be on 70 of their boards at the same time” is false and misleading. BlackRock does not pay the independent directors and trustees – they are compensated by the Funds. The statement regarding the directors and trustees serving on 70 boards disregards important distinctions between serving on the boards of multiple funds advised by the same investment adviser or its affiliates (referred to as a “fund complex”) and serving on the boards of multiple operating companies in different lines of business. The funds within a fund complex often share similar issues and the boards of such funds (which are often comprised of the same individuals) generally meet simultaneously in joint board meetings. Both the Commission and the New York Stock Exchange (the “NYSE”), the national securities exchange on which the Funds are listed, acknowledge this distinction.5 Further, these statements are misleading because they impugn the “character, integrity [and] personal reputation” of BlackRock and the Fund board members.

3 Id.

4 Id.

5 Item 18.1 of Form N-2 requires a fund to distinguish between a director’s service on multiple boards of funds within the same fund complex and service on other public company boards. In addition, Section 301 of the Listed Company Manual of the NYSE provides that for purposes of Section 303A.07(a) of the NYSE Listed Company Manual, which requires certain disclosures when a member of a listed company’s audit committee simultaneously serves on the audit committees of more than three public companies, service on multiple boards in the same fund complex will be counted as one board. Moreover, according to its United States Policies & Procedures (Non-Compensation) Frequently Asked Questions, Institutional Shareholder Services (“ISS”) similarly distinguishes between oversight of multiple funds within the same fund complex and overseeing multiple operating companies, by counting one fund complex as one board for purposes of counting boards when determining if a director is “overboarded” under ISS’ United States Proxy Voting Guidelines.

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

12.	“As is apparent from everyone reading this, the tension that has prevented them from doing so is pure GREED. The desire to keep their fee machine running at full size and for the full duration.”

These statements are false, as well as misleading as they impugn BlackRock’s “character, integrity [and] personal reputation” and “make[] charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”6

II.	Violations of Rule 14a-9 on the Website

Below, we set out in italicized typeface (certain text bolded for emphasis) examples of statements on the Website that violate Rule 14a-9 of the Proxy Rules. We have also included explanations of how such statements violate Rule 14a-9.

1.	“BlackRock considers itself a leader in governance – but is crushing shareholder rights. Saba intends to hold BlackRock accountable for running its closed-end funds into the ground.”

These statements are unfounded and false. They are also misleading as they impugn BlackRock’s “character, integrity [and] personal reputation” and “make[] charges concerning improper, illegal or immoral conduct or associations, without factual foundation.”7

III.	Violation of Rule 14a-6(b) by Saba Capital

The Post set out on Exhibit G hereto was never filed with the Commission, in violation of Rule 14a-6(b) of the Proxy Rules, which specifies that all additional proxy soliciting materials “must be filed with the Commission no later than the date they are first sent or given to security holders.”

IV.	Violations of Rule 14a-12 by Saba Capital

Multiple Posts violate Rule 14a-12 of the Proxy Rules, which specifies that solicitations that are made prior to furnishing shareholders with a definitive proxy statement must (i) include information regarding the participants in the solicitation, (ii) include a prominent legend advising shareholders to read the definitive proxy statement when it is available, and (iii) “be filed with the Commission no later than the date the material is first published, sent or given to security holders.”

Mr. Weinstein made twenty-two Posts between February 21, 2024 (the date Saba Capital filed as an exhibit to Form DFAN 14A a statement announcing its intention to conduct a proxy contest against the Funds) and April 19, 2024 (the date Saba Capital filed its definitive proxy statement) that plainly constitute solicitations of proxies under the Proxy Rules with respect to the annual meetings of the Funds because they were “communication[s] to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” Certain of these Posts, as set out on Exhibit H, were filed by Saba Capital with the Commission on Schedule 14A as soliciting material pursuant to Rule 14a-12

6 See Note (b) to Rule 14a-9 of the Proxy Rules.

7 Id.

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

on form type DFAN 14A, but did not include the legends required by Rule 14a-12(a) of the Proxy Rules. In addition, certain of the Posts, as set out on Exhibit I, were not filed with the Commission at all, in violation of Rule 14a-12 of the Proxy Rules.

*    *   *   *   *

The Funds respectfully request that the Staff require Mr. Weinstein and Saba to: (1) publicly take corrective action, including retracting all violating statements in the Posts and on the Website; (2) fully comply with all applicable requirements of the Proxy Rules with respect to its solicitation activities for the Funds’ upcoming annual meetings; and (3) cease making such violations of the Proxy Rules in the future.

The Funds thank the Staff for their attention to this matter. Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information to Elliot J. Gluck at (212) 728-8138.

Very truly yours,

/s/ Elliot Gluck

Elliot Gluck

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit A

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit B

B-1

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit C

C-1

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit D

D-1

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit E

E-1

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit F

F-1

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit G

Post in Violation of Rule 14a-6(b) – Not filed with the Commission

G-1

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit H

Posts in Violation of Rule 14a-12 – Required legends not included

H-1

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

H-2

Securities and Exchange Commission

Division of Investment Management

May 13, 2024

Exhibit I

Posts in Violation of Rule 14a-12 – Not filed with the Commission

I-1